# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cycurion, Inc., CIK 0001868419
CUSIP: 95758L305
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1640 Boro Place, Fourth Floor, Mclean, Virginia (VA), 10004
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0002083498
Persons authorized to receive notices and communications: Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Alvin McCoy III (CIK 0002083498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 163,635; shared voting power 0; sole dispositive power 163,635; shared dispositive power 0; aggregate amount beneficially owned 163,635 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cycurion, Inc.
Address of issuer's principal executive offices: 1640 Boro Place, Fourth Floor, Mclean, Virginia (VA), 10004
Comment:
This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D ("Schedule 13D") filed with the U.S. Securities and Exchange Commission ("SEC") on August 29, 2025 relating to shares of the common stock, par value $0.0001 per share ("Common Stock"), of Cycurion Inc., a Delaware corporation (the "Issuer"). Capitalized terms shall have the meanings assigned to them in the Schedule 13D.

As a result of an increase in the number of shares of Common Stock of the Issuer, on November 26, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing: There are no material changes to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 27, 2025, the Issuer effected a 1-for-30 reverse stock split (the "Reverse Stock Split") pursuant to which every 30 shares of issued and outstanding Common Stock of the Issuer was reclassified as one share of Common Stock. The shares of Common Stock that are beneficially owned by the Reporting Person and described below have been updated to reflect the Reverse Stock Split.

2025 Equity Incentive Plan
On August 4, 2025, Mr. McCoy received 100,000 shares of the Issuer's common stock under the Issuer's 2025 Equity Incentive Plan.

Business Combination
In October 2017, in connection with the formation of Cycurion, Inc., the Reporting Person purchased approximately $600 in shares of common stock of Cycurion, Inc. The source of the funds used by the Reporting Person to acquire the shares of the Issuer was the personal funds of the Reporting Person.

On February 14, 2025, the Issuer completed the business combination and transaction (the "Business Combination") as set forth in an Agreement and Plan of Merger, dated November 11, 2022, as amended on April 26, 2024, December 31, 2024 and February 13, 2025 (the "Merger Agreement"), by and among Western Acquisition Ventures Corp. ("Western"), Western Acquisition Merger Inc., a Delaware corporation and wholly-owned subsidiary of Western ("Merger Sub"), and Cycurion Sub, Inc., a Delaware corporation formerly known as Cycurion, Inc. ("Cycurion Sub"). As contemplated by the Merger Agreement, Merger Sub merged with and into Cycurion Sub with Cycurion Sub as surviving the merger as a wholly-owned subsidiary of Western. In addition, in connection with the consummation of the Business Combination, Western was renamed "Cycurion, Inc."

In connection with Business Combination, the Reporting Person's $600 in shares of common stock of Cycurion, Inc. prior to the Business Combination were exchanged for 40,853 shares of common stock of the Issuer post-Business Combination.

Following the Business Combination, the Reporting Person received 22,782 shares of the common stock, representing approximately $330,000 in deferred compensation.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on 3,608,277 shares of Common Stock outstanding as of December 22, 2025, as reporting in the Issuer's Registration Statement on Form S-1 filed with the SEC on December 22, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 163,635 shares of common stock, which constitutes approximately 4.5% of the outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of an increase in the number of shares of Common Stock of the Issuer, on November 26, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material changes to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Alvin McCoy III: /s/ Alvin McCoy III, Alvin McCoy III, individually (12/29/2025)